Exhibit (a)(1)(H)

Apple Enhances Corporate
Governance

Board Approves Plans to Add Directors, Expand
Committee Roles & Reduce Stock Option Overhang

CUPERTINO, California—March 20, 2003—Apple® today announced that its Board of Directors yesterday approved several measures to enhance corporate governance, including adding two additional independent directors to its board, increasing the use of independent committees on the board and reducing issued stock option overhang from 23 percent to 16 percent.

As part of its plan to add two additional independent directors, Apple announced the addition of former United States Vice President Albert Gore Jr. to its board. Mr. Gore was elected at Apple’s board meeting yesterday. Apple has commenced a formal search for a second independent director, which the Company hopes to add before the end of the summer. With the addition of the second independent director, five out of seven Apple directors will be independent under SEC and NASDAQ rules.

Apple’s Board of Directors has expanded the role of its independent Nominating Committee to include corporate governance as the new Nominating and Corporate Governance Committee, and has expanded the role of its Audit Committee in accordance with the Sarbanes-Oxley Act and proposed SEC and NASDAQ regulations. These two committees are chaired by independent directors and staffed by a majority of independent directors.

Apple’s Board of Directors also approved two measures to reduce the Company’s issued stock options as a percentage of total options and shares outstanding from the current level of 23 percent to 16 percent. The first measure is a voluntary employee stock option exchange program which allows the Company’s employees who are not executive officers and hold options with exercise prices at or above $25.00 to exchange them for a lesser number of new stock options priced at fair market value six months and one day after their existing options are cancelled. The second measure is for Apple CEO Steve Jobs to voluntarily exchange his 27.5 million stock options for a new grant of 5 million restricted shares that will vest on the third anniversary of the grant. Together these measures are expected to return a net total of over 32 million options back to the Company, which represent almost 7 percent of the total options and shares currently outstanding.

In addition, the Board approved cancelling the Company’s non-shareholder approved option plan upon the completion of the employee exchange program and shareholder approval to amend the remaining shareholder-approved executive officer stock plan so it can be used to grant options to all employees.

“This is a good day for Apple’s shareholders—they will have even more independent representation on their Board, the addition of a terrific new director in former Vice President Al Gore and a reduction in issued stock option overhang from 23 percent to 16 percent,” said Steve Jobs, Apple’s CEO. “Apple makes the best personal computers in the world and there is no reason why it shouldn’t be among those companies with the best corporate governance in the world.”

More information on Apple’s corporate governance standards can be found at www.apple.com/investor. Terms and conditions of the Employee Stock Option Exchange program are contained in a Tender Offer Statement on Schedule TO that Apple filed with the SEC today.

Apple ignited the personal computer revolution in the 1970s with the Apple II and reinvented the personal computer in the 1980s with the Macintosh. Apple is committed to bringing the best personal computing experience to students, educators, creative professionals and consumers around the world through its innovative hardware, software and Internet offerings.

Press Contact:

Lynn Fox

(408) 974-6209

lfox@apple.com

NOTE TO EDITORS: For additional information visit Apple’s PR website (www.apple.com/pr/), or call Apple’s Media Helpline at (408) 974-2042.

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